EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statements No. 333-34746, No. 333-38020, No. 333-84958 and No. 333-121331 on Forms S-8 of our reports dated February 28, 2008, relating to the consolidated financial statements and financial statement schedule of Grant Prideco, Inc. and subsidiaries (which report expresses an unqualified opinion on those financial statements and financial statement schedule and includes an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standard No. 123(R), Share-based Payment, on January 1, 2006) and the effectiveness of Grant Prideco’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Grant Prideco, Inc. for the year ended December 31, 2007.
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
February 28, 2008